

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruce A. Lefavi Securities

We have reviewed management's statements, included in the accompanying 2019 Lefavi exemption report, in which (1) Bruce A. Lefavi Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bruce A. Lefavi Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Bruce A. Lefavi Securities stated that Bruce A. Lefavi Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Bruce A. Lefavi Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bruce A. Lefavi Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 27, 2020



LEFAVI
BRUCE A. LEFAVI SECURITIES, INC.

Exemption Report

Bruce A Lefavi Securities, Inc. (the Company) is exempt from 17 C.F.R. §240.15c3-3 per provisions (2)(ii) of 17 C.F.R. §240.15c3-3(k). The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

Stuart Enterline
Chief Executive Officer
Bruce A Lefavi Securities, Inc.
March 12, 2020

P (801) 486-9000   F (801) 486-9058
2323 Foothill Drive | Suite 100 | Salt Lake City, Utah 84109
www.lefavi.com